Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Fortuna	Silver Mines Inc. (“Fortuna” or the “Company”)

200	Burrard Street, Suite 650

Vancouver,	BC

V6C	3L6

Item 2:	Date of Material Change

April 26, 2021

Item 3:	News Release

A joint news release announcing the material change referred to in this report was disseminated on April 26, 2021 through Globe Newswire and has been filed under Fortuna’s profile on SEDAR at www.sedar.com.

Item 4:	Summary of Material Change

On April 26, 2021, Fortuna and Roxgold Inc. (“Roxgold”) entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Fortuna will acquire all the issued and outstanding securities of Roxgold pursuant to a court-approved plan of arrangement (the “Transaction”).

Under the terms of the Transaction, Roxgold shareholders will receive 0.283 of a common share of Fortuna ("Fortuna Shares") and C$0.001 in cash for each Roxgold common share ("Roxgold Share") held.

Item 5:	Full Description of Material Change

On April 26, 2021, Fortuna and Roxgold announced that they had entered into the Arrangement Agreement pursuant to which Fortuna will acquire all the issued and outstanding securities of Roxgold pursuant to a court-approved plan of arrangement.

Under the terms of the Transaction, Roxgold shareholders will receive 0.283 of a Fortuna Share and C$0.001in cash for each Roxgold Share held. Upon completion of the Transaction, existing Fortuna and Roxgold shareholders will own approximately 64.3% and 35.7% of the pro forma company, respectively.

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring the approval of: (i) at least 66 ⅔% of the votes cast by the shareholders of Roxgold voting in person, virtually or represented by proxy at a special meeting of Roxgold shareholders’ called to consider the Transaction (the "Roxgold Meeting"); and (ii) a majority of the votes cast by shareholders of Roxgold voting in person, virtually or represented by proxy at the Roxgold Meeting excluding the votes of certain related parties of Roxgold (as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions). The issuance of Fortuna Shares pursuant to the Transaction will require approval by a simple majority of the votes cast by the shareholders of Fortuna voting in person, virtually or represented by proxy at a special meeting of Fortuna shareholders called to consider, in addition to certain annual meeting matters, the issuance of Fortuna Shares pursuant to the requirements of the Toronto Stock Exchange (“TSX”).

The exchange ratio implies a consideration of approximately C$2.73 per Roxgold Share based on the closing price of the Fortuna Shares on the TSX on April 23, 2021, representing a 42.1% premium to the closing price of Roxgold Shares on the TSX on the same date. Based on the 20-day volume weighted average price of the Fortuna Shares and the Roxgold Shares on the TSX for the period ending April 23, 2021, the exchange ratio implies a premium of 40.4% to Roxgold shareholders. The implied fully diluted in-the-money equity value of the Transaction is estimated at approximately C$1.1 billion.

In connection with the Transaction, officers and directors of Roxgold collectively holding 3.52% of the outstanding Roxgold Shares have entered into voting support agreements with Fortuna, pursuant to which they have agreed, among other things, to vote their Roxgold Shares in favour of the Transaction. Appian Natural Resources Fund, which is Roxgold’s largest shareholder and controls 13.2% of the outstanding Roxgold Shares, has also entered into a voting support agreement with Fortuna, whereby it has agreed, among other things, to vote all of the Roxgold Shares owned by it at the relevant time, in favour of the Transaction. In addition, officers and directors of Fortuna collectively holding 1.5% of the outstanding Fortuna Shares have entered into voting support agreements with Roxgold pursuant to which they have agreed, among other things, to vote their Fortuna Shares in favour of the issuance of the Fortuna Shares pursuant to the Transaction.

In addition to shareholder approval, the Transaction is subject to approval by the Supreme Court of British Columbia, and TSX and NYSE approval, in addition to the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement Agreement contains customary provisions including reciprocal non-solicitation, “fiduciary out” and “right to match” provisions, as well as a reciprocal C$40 million termination fee payable to Fortuna or Roxgold under certain circumstances and, in certain other customary circumstances, reciprocal expense reimbursement of US$3 million.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement which is available under Fortuna's SEDAR profile at www.sedar.com.

The Arrangement Agreement has been unanimously approved by the boards of directors of each of Fortuna and Roxgold, including, in the case of Roxgold, following the unanimous recommendation of a special committee of independent directors after consultation with their respective legal and financial advisors. Scotiabank delivered a verbal fairness opinion to the board of directors of Fortuna that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications to be set out in the written fairness opinion to be included in Fortuna's information circular, that the consideration payable by Fortuna pursuant to the Transaction is fair, from a financial point of view to Fortuna. Both boards of directors unanimously recommend that their respective shareholders vote in favour of the Transaction.

Further information regarding the Transaction will be contained in an information circular that Fortuna will prepare and mail to its shareholders in connection with its annual and special shareholder meeting, which is expected to be held in late June 2021. A copy of the Fortuna information circular will be filed under the Company's SEDAR profile at www.sedar.com.

Upon completion of the Transaction, management of the combined company will feature executives from both companies, along with diverse, high-performing teams at the combined company’s regional and operating sites. Continuing executives from Roxgold are Paul Criddle, Chief Operating Officer – Africa; Paul Weedon, Vice President Exploration – Africa; and Eric Gratton, GM External Relations – Africa. Closing of the Transaction is expected by late June or early July 2021.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Jorge Ganoza, President and Chief Executive Officer of Fortuna, at (604) 484-4085.

Item 9:	Date of Report

May 6, 2021

Forward-looking statements

This material change report contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements.

The Forward-looking Statements in this material change report may include, without limitation, statements about the Company current expectations, estimates and projections for the pro forma company, the structure and estimated value of the transaction, the anticipated timing of the respective shareholders meetings and the closing of the Transaction, the timing and anticipated receipt of required shareholder, court and stock exchange other approvals and the ability of the Company and Roxgold to satisfy the other conditions to, and to complete, the Transaction. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "anticipated", “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of the Company to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among others, the completion and timing of the Transaction, the ability of the Company and Roxgold to receive, in a timely manner, the necessary approvals to satisfy the conditions to closing of the Transaction; the ability to complete the Transaction on terms contemplated by the Company and Roxgold, or at all; the consequences of not completing the Transaction; risks relating to the current and potential adverse impacts of the COVID-19 pandemic on the economy, financial markets and the Company's and Roxgold's operations, any of which may have a material adverse effect on the Company's or Roxgold’s business, capital resources, financial results and/or ability to complete the Transactions or realize the anticipated benefits thereof.

Although Forward-looking Statements contained in this material change report are based upon what the Company believes are reasonable assumptions at the time they were made, such statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.